UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements and related information and data of EuroDry Ltd. (the "Company") as of and for the six-month period ended June 30, 2023. Also attached hereto as Exhibit 101 is the Interactive Data file relating to the materials in this Report on Form 6-K, formatted in Inline Extensible Business Reporting Language (iXBRL).

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File No. 333-273258 and File No. 333-273254) filed with the U.S. Securities and Exchange Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: September 20, 2023	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2023. Unless otherwise specified herein, references to the "Company" or "we" shall include EuroDry Ltd and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim consolidated condensed financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on April 24, 2023.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the Company’s selected consolidated financial and other data for each of the six-month periods ended June 30, 2022 and 2023, and as of December 31, 2022 and June 30, 2023. The selected consolidated statement of operations, cash flow and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the six-month periods ended June 30, 2022 and 2023.

EuroDry Ltd. – Summary of Selected Historical Financials

	Six Months Ended June 30
	2022	2023
Statement of Operations Data
Time charter revenue	41,688,577	20,289,173
Voyage charter revenue	-	2,609,775
Commissions	(2,436,200)	(1,214,562)
Voyage expenses, net	895,290	(3,522,285)
Vessel operating expenses	(9,225,158)	(10,086,286)
Dry-docking expenses	(1,685,985)	(2,119,835)
Related party management fees	(1,464,064)	(1,541,355)
Vessel depreciation	(5,325,634)	(5,111,289)
General and administrative expenses	(1,432,236)	(1,597,115)
Other operating loss	-	(500,000)
Operating income / (loss)	21,014,590	(2,793,779)
Other (expenses) / income, net	97,938	69,206
Net income / (loss)	21,112,528	(2,724,573)
Earnings / (loss) per share, basic	7.35	(0.98)
Weighted average number of shares outstanding during the period, basic	2,872,966	2,782,000
Earnings / (loss) per share, diluted	7.25	(0.98)
Weighted average number of shares outstanding during the period, diluted	2,911,737	2,782,000

Cash Flow Data	Six Months Ended June 30,
	2022	2023
Net cash provided by operating activities	21,275,341	7,468,540
Net cash used in investing activities	(37,454,422)	(96,271)
Net cash used in financing activities	(4,897,825)	(4,995,054)

Balance Sheet Data	December 31, 2022	June 30, 2023
Total current assets	47,892,166	46,286,232
Vessels, net	149,022,023	143,990,176
Other non-current assets	2,590,970	2,298,854
Total assets	199,505,159	192,575,262
Total current liabilities	27,203,873	15,269,409
Total long-term liabilities	58,360,169	66,621,714
Long term debt, including current portion	81,218,256	77,368,114
Total liabilities	85,564,042	81,891,123
Common stock	29,026	28,407
Total shareholders' equity	113,941,117	110,684,139

	Six Months Ended June 30,
	2022	2023
Other Fleet Data (1)
Number of vessels	10.17	10.00
Calendar days	1,841.0	1,810.0
Available days	1,791.3	1,764.2
Voyage days	1,772.5	1,700.8
Utilization Rate (percent)	99.0%	96.4%
(In U.S. dollars per day per vessel)
Average TCE rate (2)	24,025	11,393
Vessel Operating Expenses	5,011	5,573
Management Fees	795	851
General &Administrative Expenses	778	882
Total Operating Expenses excluding drydocking expenses	6,584	7,306
Drydocking expenses	916	1,171

(1) For the definition of calendar days, available days, voyage days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2022 (“Item 5A-Operating Results.”) filed on April 24, 2023.

(2) Time charter equivalent rate, or TCE rate, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing time charter revenue and voyage charter revenue, net of voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter whereas under spot market voyage charters, we pay such voyage expenses. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and because we believe it provides useful information to investors regarding the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also “Item 5A-Operating Results” in our annual report on Form 20-F for the year ended December 31, 2022). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the unaudited condensed consolidated statements of operations and our calculation of TCE rates for the periods presented.

	Six Months Ended June 30
	2022	2023
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	41,688,577	20,289,173
Voyage charter revenue	-	2,609,775
Voyage expenses, net	895,290	(3,522,285)
Time Charter Equivalent or TCE Revenues	42,583,867	19,376,663
Voyage days	1,772.5	1,700.8
Average TCE rate	24,025	11,393

Six months ended June 30, 2023 compared to six months ended June 30, 2022.

Time charter revenue and Voyage charter revenue. Time charter revenue and voyage charter revenue, collectively Voyage revenue, for the six month period ended June 30, 2023 was $22.9 million, significantly decreased compared to the same period in 2022 during which time charter revenue amounted to $41.7 million. The decrease in Voyage revenue was due to the fact that market charter rates in the six months of 2023 were on average at significantly lower levels for our vessels compared to the first six months of 2022 slightly offset by the voyage charter revenue recognized in respect of one of our vessels while employed under a voyage charter. While employed, our vessels generated a decreased average TCE rate of $11,393 per vessel per day in the first six months of 2023 compared to $24,025 per day per vessel for the same period in 2022 (see calculation in the table above). Another factor contributing to the decrease of Voyage revenue in the six months of 2023 was the decrease in the average number of vessels and voyage days compared to the same period of 2022. An average of 10.0 vessels operated in the six months of 2023 for a total of 1,810 ownership days as compared to an average of 10.17 vessels during the same period in 2022 or 1,841 ownership days. In the first six months of 2023 our fleet had 1,700.8 voyage days earning revenue as compared to 1,772.5 voyage days earning revenue in the six months of 2022. We had 45.8 scheduled off-hire days, including drydocking and laid-up time, 17.4 commercial off-hire days and 46.0 operational off-hire days in the first six months of 2023 compared to 49.7 scheduled off-hire days, including drydocking and laid-up time, 6.1 commercial off-hire and 12.7 operational off-hire days in the first six months of 2022.

Commissions. Commissions for the six month period ended June 30, 2023 were $1.2 million, representing 5.3% of charter revenues. This represents a decrease compared to the six month period ended June 30, 2022, where commissions amounted to $2.4 million, representing 5.8% of charter revenues. The overall level of commissions depends on the agreed commission for each charter contract.

Voyage expenses, net. Voyage expenses, net for the six month period ended June 30, 2023 amounted to $3.5 million resulting mainly from expenses incurred by one of our vessels while employed under a voyage charter and expenses incurred during the detention of one of our vessels in Corpus Christi, compared to an income of $0.9 million for the same period of 2022, resulting mainly from gain on bunkers.

Vessel operating expenses. Vessel operating expenses were $10.1 million during the first six months of 2023 compared to $9.2 million for the same period of 2022. The increase is primarily attributable to inflationary increases resulting to higher prices for all the categories of vessel supplies being paid for our vessels in 2023 compared to the corresponding period in 2022, resulting in daily vessel operating expenses per vessel increasing between the two periods to $5,573 per day per vessel in the first six months of 2023 compared to $5,011 per vessel per day during the same period of 2022, a 11.2% increase.

Related party management fees. These are part of the fees we pay to Eurobulk Ltd. and Eurobulk (Far East) Ltd. Inc. (each a "Manager" and together, the "Managers") under our Master Management Agreement. During the first six months of 2023, Eurobulk charged us 775 Euros per day per vessel totaling $1.5 million for the period, or $851 per day per vessel. In the same period of 2022, management fees amounted to $1.5 million, or $795 per day per vessel based on the daily rate per vessel of 720 Euros, which was effective until December 31, 2022. The increase in the total management fees is primarily due to the adjustment for inflation in the daily management fee rate of 2023 compared to the same period of 2022.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In the first six months of 2023, general and administrative expenses were $1.6 million compared to $1.4 million for the same period of 2022.This increase is mainly attributable to the increased cost of our stock incentive plan.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (such as amount of steel replacement required), the location of the drydock yard and whether it is an intermediate or a special survey with the latter almost always requiring a drydocking and more extensive work. In the first six months of 2023, two of our vessels completed their special survey with drydocking for a total expense of $2.1 million during the period. In the first six months of 2022, two of our vessels completed their special survey with drydocking for a total expense of $1.7 million during the period.

Vessel depreciation. Vessel depreciation for the six month period ended June 30, 2023 was $5.1 million. Comparatively, vessel depreciation for the six month period ended June 30, 2022 amounted to $5.3 million. This decrease was due to the lower average number of vessels operating in the first six months of 2023 compared to the same period of 2022.

Other operating loss. Within the second quarter of 2023, one of our vessels, M/V “Good Heart” was detained at Corpus Christi by the United States Coast Guard for certain deficiencies. The deficiencies were rectified, and the vessel was able to sail in early June 2023 after EuroDry provided corporate guarantees for $2 million each on behalf of the owner and the manager of the vessel for alleged MARPOL violations. Due to the detention the vessel was offhire for about 48 days which resulted in the loss of the vessel’s laycan period and the cancelation of her charter fixture; additionally, a provision of $0.5 million was taken for anticipated costs relating to the incident which further affected operating results presented as “Other operating loss”.

Interest and other financing costs. Interest expense and other financing costs for the six month period ended June 30, 2023 amounted to $2.9 million compared to $1.4 million for the same period in 2022. The increase is primarily due to the increased amount of debt and LIBOR / SOFR rate in the six month period ended June 30, 2023 compared to the same period in 2022. For the six-month period ended June 30, 2023, our average outstanding debt was approximately $78.7 million compared to an average outstanding debt of approximately $75 million for the six-month period ended June 30, 2022. The weighted average LIBOR / SOFR rate on our bank debt for the six month period ended June 30, 2023 was 4.9% and the weighted average margin over LIBOR / SOFR was 2.7%, for a total weighted average interest rate of 7.6% per annum as compared to a weighted average LIBOR / SOFR rate for the six month period ended June 30, 2022 of 0.6% and a weighted average margin over LIBOR of 2.9% for a total weighted average interest rate of 3.5% per annum.

Gain on derivatives, net. In the first six months of 2023, the Company recognized a $0.1 million gain on four interest rate swaps, three of which were terminated early in the first quarter of 2023, comprising a $1.84 million realized gain and a $1.77 million unrealized loss, as well as a $2.5 million realized gain on Forward Freight Agreement (“FFA”) contracts, as compared to a $1.0 million gain on five interest rate swaps, comprising a $1.19 million unrealized gain and a $0.19 million realized loss, as well as a $0.5 million unrealized gain on Forward Freight Agreement (“FFA”) contracts entered into during 2022. We enter into interest rate swaps to mitigate our exposure to possible increases in interest rates. Similarly, we enter into FFA contracts to mitigate our exposure to possible declines in drybulk market rates.

Net income / (loss). As a result of the above, net loss for the six months ended June 30, 2023 was $2.7 million compared to a net income of $21.1 million for the same period in 2022.

Liquidity and capital resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings and proceeds from vessel sales. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding loan facilities, and pay preferred dividends.

Our short-term liquidity requirements include paying operating expenses, funding working capital requirements, interest and principal payments on outstanding debt, repurchasing common shares under our share repurchase program (refer to “Recent Developments” section) and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows.

Our long-term liquidity requirements are funding the equity portion of vessel acquisitions and debt repayment.

Our total cash and cash equivalents and restricted cash at June 30, 2023 were $39.5 million, an increase of $2.4 million from $37.1 million at December 31, 2022. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

We are exposed to market risk from changes in interest rates and market rates for vessels. We use interest rate swaps to manage interest costs and the risks associated with changing interest rates of some of our loans. We also take positions in FFA contracts, with an objective to utilize those instruments as economic hedges to reduce the risk arising from the volatility in vessel charter rates for vessels trading in the spot market and to take advantage of short term fluctuations in the market prices.

We believe that our current cash balance and our operating cash flows to be generated over the short-term period will be sufficient to meet our liquidity needs for the foreseeable future (and at least through the end of the third quarter of 2024), including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements.

Net cash from operating activities.

Our cash flow surplus from operating activities for the six months ended June 30, 2023 was $7.5 million as compared to a cash flow surplus from operating activities of $21.3 million in the six months ended June 30, 2022.

The major driver of the change of cash flows from operating activities for the period ended June 30, 2023 compared to the period ended June 30, 2022 was the decrease in net revenue to $21.7 million for the six-month period ended June 30, 2023 from $39.3 million for the corresponding period in 2022, which was also reflected in our net income (excluding non-cash items) of $4.9 million for the period ended June 30, 2023 compared to a net income (excluding non-cash items) of $25.2 million for the corresponding period in 2022. The decrease in cash flows from operating activities was partly offset by an increase in net working capital inflow by $6.5 million, since for the six-month period ended June 30, 2023 we had a working capital inflow of $2.5 million, as compared to a net working capital outflow of $4.0 million for the six-month period ended June 30, 2022, resulting mainly from a significant increase in the amounts collected from charterers and the Managers for timing reasons.

Net cash from investing activities.

Net cash flows used in investing activities were $0.1 million for the six month period ended June 30, 2023, compared to $37.5 million for the same period of 2022. For the first semester of 2023 the amount paid for investing activities related mainly to capitalized expenses incurred for our fleet. The amount paid in the six month period ended June 30, 2022 relates mainly to the acquisitions of M/V “Molyvos Luck” and M/V “Santa Cruz”.

Net cash from financing activities.

Net cash flows used in financing activities were $5.0 million for the six months ended June 30, 2023, compared to $4.9 million for the six months ended June 30, 2022. In the six months ended June 30, 2023, net debt outflows decreased by $3.6 million, compared to the same period of 2022. Net proceeds from the issuance of common stock (net of commissions paid), for the six month period ended June 30, 2023 were nil compared to $2.7 million for the same period of 2022. During the six months ended June 30, 2023, the Company also had an outflow of $1.0 million from cash paid for repurchase of our own shares, compared to nil share repurchases for the six months ended June 30, 2022.

Debt Financing

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.

As of June 30, 2023, we had seven outstanding loans with a combined outstanding balance of $78.0 million. These loans mature between 2024 and 2027. Our long-term debt as of June 30, 2023 comprises bank loans granted to our vessel-owning subsidiaries with margins over SOFR ranging from 2.25% to 3.6%. A description of our loans as of June 30, 2023 is provided in Note 5 of our attached unaudited interim condensed consolidated financial statements. As of June 30, 2023, we are scheduled to repay approximately $11.0 million of the above loans in the following twelve months.

Recent Developments

Please refer to Note 10 to our unaudited condensed consolidated financial statements, included elsewhere herein, for developments that took place after June 30, 2023.

EuroDry Ltd. and Subsidiaries

Unaudited Interim Condensed Consolidated Financial Statements

Index to unaudited interim condensed consolidated financial statements

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2022	June 30, 2023
Assets
Current assets
Cash and cash equivalents		34,042,150	36,669,290
Trade accounts receivable, net		7,147,833	3,548,406
Other receivables		346,066	3,356,841
Inventories		1,057,652	1,075,133
Restricted cash	5, 9	1,195,863	645,938
Derivatives	9	1,437,398	222,239
Prepaid expenses		249,024	200,034
Due from related companies	4	2,416,180	568,351
Total current assets		47,892,166	46,286,232

Long-term assets
Vessels, net	3	149,022,023	143,990,176
Derivatives	9	705,970	113,854
Restricted cash	5	1,885,000	2,185,000
Total assets		199,505,159	192,575,262

Liabilities and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	5	22,858,087	10,746,400
Trade accounts payable		2,989,431	1,708,713
Accrued expenses		1,004,719	2,128,578
Deferred revenues		351,636	685,718
Total current liabilities		27,203,873	15,269,409
Long-term liabilities
Long-term bank loans, net of current portion	5	58,360,169	66,621,714
Total liabilities		85,564,042	81,891,123

Commitments and Contingencies	6

Shareholders’ equity
Common stock (par value $0.01, 200,000,000 shares authorized, 2,902,620 and 2,840,672 issued and outstanding, respectively)		29,026	28,407
Additional paid-in capital		69,438,938	68,907,152
Retained earnings		44,473,153	41,748,580
Total shareholders’ equity		113,941,117	110,684,139
Total liabilities and shareholders’ equity		199,505,159	192,575,262

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

		Six months ended June 30,
	Notes	2022	2023
Revenues
Time charter revenue		41,688,577	20,289,173
Voyage charter revenue		-	2,609,775
Commissions (including $521,107 and $286,237, respectively, to related party)	4	(2,436,200)	(1,214,562)
Net revenue		39,252,377	21,684,386

Operating expenses
Voyage expenses, net		(895,290)	3,522,285
Vessel operating expenses (including $111,161 and $88,682, respectively, to related party)	4	9,225,158	10,086,286
Dry-docking expenses		1,685,985	2,119,835
Vessel depreciation	3	5,325,634	5,111,289
Related party management fees	4	1,464,064	1,541,355
General and administrative expenses (including $625,000 and $675,000 to related party)	4	1,432,236	1,597,115
Other operating loss	6	-	500,000
Total operating expenses		18,237,787	24,478,165
Operating income / (loss)		21,014,590	(2,793,779)

Other income/(expenses)
Interest and other financing costs	5	(1,405,623)	(2,859,208)
Gain on derivatives, net	9	1,475,799	2,565,250
Foreign exchange gain / (loss)		27,376	(8,313)
Interest income		386	371,477
Other income, net		97,938	69,206
Net income / (loss)		21,112,528	(2,724,573)
Earnings / (loss) per share, basic	8	7.35	(0.98)
Weighted average number of shares outstanding during the period, basic	8	2,872,966	2,782,000
Earnings / (loss) per share, diluted	8	7.25	(0.98)
Weighted average number of shares outstanding during the period, diluted	8	2,911,737	2,782,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated statements of Shareholders’ Equity

(All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total

Balance January 1, 2022	2,919,191	29,192	67,963,707	10,930,482	78,923,381
Net income	-	-	-	21,112,528	21,112,528
Issuance of shares sold at the market (ATM), net of issuance costs	65,130	651	2,684,951	-	2,685,602
Share-based compensation	-	-	365,379	-	365,379
Balance, June 30, 2022	2,984,321	29,843	71,014,037	32,043,010	103,086,890

Balance January 1, 2023	2,902,620	29,026	69,438,938	44,473,153	113,941,117
Net loss	-	-	-	(2,724,573)	(2,724,573)
Repurchase and cancelation of common shares	(61,948)	(619)	(1,048,435)	-	(1,049,054)
Share-based compensation	-	-	516,649	-	516,649
Balance, June 30, 2023	2,840,672	28,407	68,907,152	41,748,580	110,684,139

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts expressed in U.S. Dollars)

	For the six months ended June 30,
	2022	2023
Cash flows from operating activities:
Net income / (loss)	21,112,528	(2,724,573)
Adjustments to reconcile net income /(loss) to net cash provided by operating activities:
Vessel depreciation	5,325,634	5,111,289
Amortization of deferred charges	95,137	95,858
Share-based compensation	365,379	516,649
Unrealized (gain) / loss on derivatives	(1,669,148)	1,807,275
Bad debt expense	-	134,294
Changes in operating assets and liabilities	(3,954,189)	2,527,748
Net cash provided by operating activities	21,275,341	7,468,540

Cash flows from investing activities:
Cash paid for vessel capitalized expenses	(486,035)	(80,997)
Cash paid for vessel sale expenses	-	(15,274)
Cash paid for vessel acquisitions	(36,968,387)	-
Net cash used in investing activities	(37,454,422)	(96,271)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	2,685,602	-
Offering expenses paid	(12,427)	-
Cash paid for share repurchases	-	(1,049,054)
Loan arrangement fees paid	-	(126,000)
Proceeds from long-term bank loans	-	14,000,000
Repayment of long-term bank loans	(7,570,000)	(17,820,000)
Net cash used in financing activities	(4,896,825)	(4,995,054)

Net (decrease) / increase in cash and cash equivalents and restricted cash	(21,075,906)	2,377,215
Cash, cash equivalents and restricted cash at beginning of period	29,527,366	37,123,013
Cash, cash equivalents and restricted cash at end of period	8,451,460	39,500,228

Cash breakdown
Cash and cash equivalents	5,159,611	36,669,290
Restricted cash, current	1,271,849	645,938
Restricted cash, long term	2,020,000	2,185,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	8,451,460	39,500,228

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information

EuroDry Ltd. (the “Company” or “EuroDry”) was formed by Euroseas Ltd. (“Euroseas”) on January 8, 2018 under the laws of the Republic of the Marshall Islands to serve as the holding company of seven subsidiaries (the "Subsidiaries") contributed by Euroseas to EuroDry in connection with the spin-off of Euroseas' drybulk vessels held for use as of December 31, 2017 (the "Spin-off"). On May 30, 2018, Euroseas contributed these Subsidiaries to EuroDry in exchange for 2,254,830 common shares in EuroDry, which Euroseas distributed to holders of Euroseas common stock on a pro rata basis. Further, on May 30, 2018 Euroseas distributed shares of the Company’s Series B Preferred Stock (the “EuroDry Series B Preferred Shares”) to holders of Euroseas’ Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock. EuroDry’s common shares trade on the Nasdaq Capital Market under the ticker symbol “EDRY”.

The operations of the vessels are managed by Eurobulk Ltd. ("Eurobulk" or “Manager”) and Eurobulk (Far East) Ltd. Inc. (“Eurobulk FE”), collectively the “Managers” or the “Management Companies”, corporations controlled by members of the Pittas family. Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece; Eurobulk FE has an office at Manilla, Philippines Suite 1003, 10th Floor Ma. Natividad Building, 470 T.M. Kalaw cor. Cortada Sts., Ermita. Both provide the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, while Eurobulk also provides executive management services, in consideration for fixed and variable fees (see Note 4).

The Pittas family is the controlling shareholder of Friends Dry Investment Company Inc., Family United Navigation Co. and Ergina Shipping, which, in turn, owns 47.6% of the Company’s shares as of June 30, 2023. Mr. Aristides J. Pittas is the Chairman and Chief Executive Officer of the Company and Euroseas.

The accompanying unaudited condensed consolidated financial statements include the accounts of EuroDry Ltd., and its wholly owned vessel owning subsidiaries and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022 as filed with the U.S. Securities and Exchange Commission ("SEC") on Form 20-F on April 24, 2023.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2023 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2023.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies and Recent Accounting Pronouncements

A summary of the Company's significant accounting policies and recent accounting pronouncements are included in Note 2 of the Company’s consolidated financial statements, included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”). There have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the six-month period ended June 30, 2023.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

3. Vessels, net

The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2023	185,368,915	(36,346,892)	149,022,023
Depreciation for the period	-	(5,111,289)	(5,111,289)
Capitalized expenses	79,442	-	79,442
Balance, June 30, 2023	185,448,357	(41,458,181)	143,990,176

As of June 30, 2023, all vessels are mortgaged as collateral under the Company’s loan agreements (see Note 5).

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

4. Related Party Transactions

Details of the Company’s transactions with related parties did not change in the six-month period ended June 30, 2023 and are discussed in Note 6 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

Each of the Company’s vessel owning companies is party to a management agreement with one of the Management Companies, both of which are controlled by members of the Pittas family, whereby the Management Companies provide technical and commercial vessel management for a fixed daily fee of Euro 720 and Euro 775 for the six months ended June 30, 2022 and 2023, respectively, under the Company’s Master Management Agreements (“MMA”) with the Management Companies. Vessel management fees paid to the Management Companies amounted to $1,464,064 and $1,541,355 in the six-month periods ended June 30, 2022 and 2023, respectively. The MMAs were renewed effective May 30, 2018 for an additional five-year term until May 30, 2023 with the 5% volume discount permanently incorporated in the daily management fee and were extended effective January 1, 2023 for a further five-year term until January 1, 2028. The daily management fee was adjusted for inflation at Euro 775 for the year 2023 from Euro 720 in the year 2022 and may be adjusted annually for inflation in the Eurozone. These fees are recorded under “Related party management fees” in the unaudited condensed consolidated statements of operations.

In addition to the vessel management services, the Manager provides the Company with the services of its executives, services associated with the Company being a public company and other services to the Company’s subsidiaries. For each of the six months ended June 30, 2022 and 2023, compensation paid to the Manager for such additional services to the Company was $625,000 and $675,000, respectively. This amount is included in “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

Amounts due to or from related companies represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Companies during the normal course of operations for which a right of offset exists. As of December 31, 2022 and June 30, 2023, the amount due from related companies was $2,416,180 and $568,351, respectively.

The Company uses brokers for various services, as is industry practice. Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for acquisitions the Company makes using Eurochart's services. Commissions to Eurochart S.A. for chartering services were $521,107 and $286,237 for the six-month periods ended June 30, 2022 and 2023, respectively, recorded in “Commissions” in the unaudited condensed consolidated statements of operations. In February 2022, the Company paid $210,000 to Eurochart S.A. for the acquisition of M/V “Molyvos Luck”, which was agreed to be paid by the buyers, as per the relevant memorandum of agreement entered with the sellers and has been capitalized to the cost of the vessel. In  April 2022, the Company withheld the amount of $157,500 from the sellers of M/V “Santa Cruz”, on behalf of Eurochart, as a 1% commission in connection with the acquisition of the vessel.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

4. Related Party Transactions - continued

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $37,086 and $74,075 in the first six months of 2022, respectively. In the first six months of 2023, total fees charged by Sentinel and Technomar were $28,894 and $59,788, respectively. These amounts are recorded in “Vessel operating expenses” in the accompanying unaudited condensed consolidated statements of operations.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

5. Long-Term Bank Loans

These consist of bank loans of the ship-owning companies. Outstanding long-term bank loans as of December 31, 2022 and June 30, 2023 are as follows:

Borrower	December 31, 2022	June 30, 2023
Kamsarmax One Shipping Ltd. / Ultra One Shipping Ltd.	23,200,000	22,200,000
Kamsarmax Two Shipping Ltd.	11,950,000	14,000,000
Light Shipping Ltd. / Good Heart Shipping Ltd.	17,000,000	15,800,000
Eirini Shipping Ltd.	3,530,000	3,110,000
Blessed Luck Shipowners Ltd.	4,750,000	4,250,000
Areti Shipping Ltd.	2,400,000	1,600,000
Molyvos Shipping Ltd. / Santa Cruz Shipowners Ltd.	19,025,000	17,075,000
	81,855,000	78,035,000
Less: Current portion	(23,040,000)	(10,950,000)
Long-term portion	58,815,000	67,085,000
Deferred charges, current portion	181,913	203,600
Deferred charges, long-term portion	454,831	463,286
Long-term bank loans, current portion net of deferred charges	22,858,087	10,746,400
Long-term bank loans, long-term portion net of deferred charges	58,360,169	66,621,714

The future annual loan repayments are as follows:

To June 30:
2024	10,950,000
2025	13,150,000
2026	7,140,000
2027	29,970,000
Thereafter	16,825,000
Total	78,035,000

Details of the loans are discussed in Note 7 and Note 17 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

On  March 3, 2023, the Company repaid in full the then outstanding amount of $11.63 million of the loan of Kamsarmax Two Shipping Ltd. with HSBC Bank Plc. and M/V “Ekaterini” was released from its mortgage.

On  June 20, 2023, the Company signed a term loan facility with Hamburg Commercial Bank AG. and a loan of $14,000,000 was drawn by Kamsarmax Two Shipping Ltd. mortgaging as collateral M/V “Ekaterini”. The loan is payable in sixteen consecutive quarterly installments in the amount of $240,000 each, followed by a balloon instalment of $10,160,000, payable together with the last instalment in June 2027. The loan bears interest at term Secured Overnight Financing Rate (“term SOFR”) plus credit adjustment spread plus a margin of 2.50%. The loan is secured with the following: (i) first priority mortgages over M/V “Ekaterini”, (ii) first assignment of earnings and insurance of the abovementioned vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 125%. The Company paid loan arrangement fees of $126,000 for this loan.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

5. Long-Term Bank Loans - continued

The Company’s bank loans are secured with one or more of the following:

●	first priority mortgage over the respective vessels on a joint and several basis.
●	first assignment of earnings and insurance.
●	a corporate guarantee of EuroDry Ltd.
●	a pledge of all the issued shares of each borrower.

The loan agreements also contain covenants such as minimum requirements regarding the security cover ratio (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 120% to 125%), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $3,080,863 and $2,830,938 as of December 31, 2022 and June 30, 2023, respectively, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the unaudited condensed consolidated balance sheets. As of June 30, 2023, the Company satisfied all its debt covenants.

Interest expense, including loan fee amortization for the six-month periods ended June 30, 2022 and 2023 amounted to $1,405,623 and $2,859,207, respectively.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

6. Commitments and Contingencies

As of  June 30, 2023, future gross minimum revenues under non-cancellable time charter agreements total $19.7 million. The amount of $16.1 million is due in the period ending  June 30, 2024, and another $3.6 million is due in the period ending  June 30, 2025. Future gross minimum revenues also include revenues deriving from two index linked charter agreements using the index rate at the commencement date of the agreement, in compliance with ASC 842. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter plus estimated off-hire time required for normal periodic maintenance of the vessels, if applicable. Such off-hire estimate  may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

On April 29, 2023, our M/V “Good Heart” was detained at Corpus Christi by the United States Coast Guard for certain deficiencies. The deficiencies were rectified, and the vessel was able to sail in early June 2023 after EuroDry provided two corporate guarantees for $2 million each on behalf of the owner and the manager of the vessel for alleged MARPOL violations. Due to the detention the vessel was offhire for about 48 days which resulted in the loss of the vessel’s laycan period and the cancelation of her charter fixture; additionally, a provision of $0.5 million was taken for anticipated costs relating to the incident presented as “Other operating loss” in the unaudited condensed consolidated statement of operation for the six-month period ended June 30, 2023, which further affected operating results. As of the date of the issuance of these interim unaudited condensed financial statements there is no pending litigation for the aforementioned incident.

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated financial statements

(All amounts expressed in U.S. Dollars)

7. Stock Incentive Plan

A summary of the status of the Company’s unvested shares as of January 1, 2023, and changes during the six-month period ended June 30, 2023, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2023	82,950	15.14
Granted	-	-
Vested	-	-
Unvested on June 30, 2023	82,950	15.14

As of June 30, 2023, there was $556,270 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted. That cost is expected to be recognized over a weighted-average period of 0.82 years. The share-based compensation recognized relating to the unvested shares was $365,379 and $516,649 for the six-month periods ended June 30, 2022 and 2023, respectively, and is included within “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

8. Earnings / (loss) Per Share

Basic and diluted earnings / (loss) per common share is computed as follows:

	For the six months ended June 30,
	2022	2023
Income:
Net income / (loss)	21,112,528	(2,724,573)
Weighted average common shares – outstanding, basic	2,872,966	2,782,000
Basic earnings / (loss) per share	7.35	(0.98)

Effect of dilutive securities:
Dilutive effect of unvested shares	38,771	-
Weighted average common shares – outstanding, diluted	2,911,737	2,782,000
Diluted earnings / (loss) per share	7.25	(0.98)

For the six-month period ended June 30, 2023, during which the Company incurred losses, the effect of 82,950 non-vested stock awards was anti-dilutive. The number of dilutive securities was nil in the six-month period ended June 30, 2023. Hence for the six-month period ended June 30, 2023, “Basic loss per share” equals “Diluted loss per share.” For the six-month period ended June 30, 2022 the denominator of the diluted earnings per share calculation includes 38,771 common shares, being the number of incremental shares assumed issued under the treasury stock method.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

9. Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, other receivables, derivatives and amount due from related companies. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable and accrued expenses.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agree to exchange, at specified intervals, the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, they do not qualify for accounting purposes as fair value hedges, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in Gain on derivatives, net” in the unaudited condensed consolidated statements of operations. As of June 30, 2023, the Company had one open swap contract for a notional amount of $10.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable and derivative instruments. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company may be exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments such as cash and cash equivalents, restricted cash and amount due from related companies approximate their individual carrying amounts as of December 31, 2022 and June 30, 2023, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of June 30, 2023, due to the variable interest rate nature thereof. SOFR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the SOFR.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

9. Financial Instruments - continued

Fair value of financial instruments - continued

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's investment in forward freight agreement (“FFA”) contracts is determined based on quoted prices from the applicable exchanges and therefore is considered Level 1 of the fair value hierarchy as defined in guidance relating to "Fair value measurements".

The fair value of the Company’s interest rate swap agreement is determined using a discounted cash flow approach based on market-based SOFR swap rates.  SOFR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair value of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to “Fair value measurements” is derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

9. Financial Instruments - continued

Fair value of financial instruments - continued

Recurring Fair Value Measurements

		Fair Value Measurement as of December 31, 2022
	Balance Sheet Location	Total,	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contracts, current portion	Derivatives, current asset portion	$1,396,568	-	$1,396,568	-
Interest rate swap contracts, long term portion	Derivatives, long-term asset portion	$705,970	-	$705,970	-
FFA contract, current portion	Derivatives, current asset portion	$40,830	$40,830	-	-

		Fair Value Measurement as of June 30, 2023
	Balance Sheet Location	Total,	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contract, current portion	Derivatives, current asset portion	$222,239	-	$222,239	-
Interest rate swap contract, long term portion	Derivatives, long-term asset portion	$113,854	-	$113,854	-

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

9. Financial Instruments - continued

Fair value of financial instruments - continued

The amount of gain on derivatives, net recognized in the unaudited condensed consolidated statements of operations, is analyzed as follows:

Derivative not designated as hedging instrument	Location of gain / (loss) recognized	Six Months Ended June 30, 2022	Six Months Ended June 30, 2023
Interest rate swap contracts– Unrealized gain / (loss)	Gain on derivatives, net	1,186,478	(1,766,446)
Interest rate swap contracts - Realized (loss) / gain		(193,349)	1,843,366
FFA contracts – Unrealized gain / (loss)		482,670	(40,830)
FFA contracts – Realized gain		-	2,529,160
Total gain on derivatives		1,475,799	2,565,250

EuroDry Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts expressed in U.S. Dollars)

10. Subsequent Events

The following events occurred after June 30, 2023:

a)	During July, August and September 2023, the Company under its share repurchase program, repurchased 43,424 shares of common stock for an amount, net of expenses paid, of $0.62 million.

b)

On July 12, 2023, Molyvos Shipping Ltd., Santa Cruz Shipping Ltd and Blessed Luck Shipowners Ltd. (the “Borrowers”) entered into a supplemental agreement with Piraeus Bank S.A (the “Lender”) according to which the Lender reduces the margin applicable to a part of the loan equivalent to the aggregate of deposits held in an account held by the Borrowers with the Lender and pledged in favor of the Lender (the “Pledged Deposit Amount”). In respect of the outstanding loan less an amount equivalent to the Pledged Deposit Amount, the applicable margin remains 2.25% per annum; and in respect of the part of the loan equivalent to the Pledged Deposit Amount, the applicable Margin becomes 0.90% per annum.

c)

On September 8, 2023, the Company agreed to acquire three Ultramax bulkers, M/V Giants Causeway, a 63,197 dwt drybulk vessel built in 2015, M/V Sadlers Wells, a 63,153 dwt drybulk vessel built in 2015 and M/V Galileo, a 63,177 dwt drybulk vessel built in 2014, for a total price of about $65 million. The vessels are expected to be delivered to the Company during October and November 2023. The acquisitions are expected to be financed with the Company’s own funds and bank debt to be arranged.